Exhibit 99.1

Oslo, Norway – 06 July 2022 – IDEX Biometrics ASA, today announced that Jamie Simms will step down from his position as Chief Financial Officer effective August 15, 2022. IDEX has initiated the process of finding his successor. The company has appointed Eileen Wynne, former Executive Vice President and Chief Accounting Officer at Analog Devices (NASDAQ: ADI), as interim CFO effective August 15, 2022. Ms. Wynne has been supporting IDEX on a consulting basis since December 2020.

“On behalf of IDEX, I want to thank Jamie for his contributions to IDEX. We wish him well in his future endeavors.” said Chief Executive Officer, Vince Graziani.

For further information contact:

Marianne Bøe, Head of Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal authentication for all. We help people make payments, prove their identity, gain access to information or unlock devices with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity. For more information, visit www.idexbiometrics.com

TRADEMARK STATEMENT

IDEX, IDEX Biometrics and the IDEX logo are trademarks owned by IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act